Adelphi Stock Brokers, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$ 11,486,421
Cash - segregated in compliance with federal regulations	100,442
Marketable securities	13,215
Membership deposits	257,500
Fixed assets (net of $1,660 accumulated depreciation)	3,189
Prepaid fees	3,472
Security deposit	15,150
Total Assets	$ 11,879,389

LIABILITIES AND STOCKFOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 120,204
Customer credits	1,720
Total Liabilities	121,924
Stockholders' equity:	
Commmon stock, $0.10 par value; 2,500 shares authorized, 2,200 issued and outstanding	250
Additional paid in capital	14,319,750
Accumulated deficit	(2,562,535)
Total stockholders' equity	11,757,465
Total Liabilities & Stockholders' Equity	$ 11,879,389